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                           January 30, 2024

       Eli Yoresh
       Chief Financial Officer
       Foresight Autonomous Holdings Ltd.
       7 Golda Meir
       Ness Ziona
       7414001 Israel

                                                        Re: Foresight
Autonomous Holdings Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed January 26,
2024
                                                            File No. 333-276709

       Dear Eli Yoresh:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Austin
Pattan at 202-551-6756 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Ron Ben-Bassat